FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 333-91774

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ferro Corporation Bargaining Unit 401k Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114

REQUIRED INFORMATION

Financial Statements:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05)

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Exhibits:

1. Consent of Independent Accountants on Form S-8

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ferro Corporation Bargaining Unit 401(k) Plan

DATE: 06/27/05

By: James C. Bays

James C. Bays
Vice President, General Counsel
Ferro Corporation
Plan Administrator

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ferro Corporation:

We consent to the incorporation by reference in the Registration Statement (File No. 33-91774) on Form S-8 of Ferro Corporation of our report dated May 13, 2005 relating to the statement of net assets available for benefits of Ferro Corporation Bargaining Unit 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, which appears in the December 31, 2004 annual report on Form 11-K of Ferro Corporation.

Saltz, Shamis & Goldfarb

Cleveland, Ohio
June 21, 2005

FERRO CORPORATION BARGAINING UNIT 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

FERRO CORPORATION BARGAINING UNIT 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Saltz Shamis & Goldfarb
Certified Public Accountants

a division of
SS&G Financial Services

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Bargaining Unit 401(k) Plan Committee
Ferro Corporation Bargaining Unit 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Ferro Corporation Bargaining Unit 401(k) Plan (Plan) as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2004. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Ferro Corporation Bargaining Unit 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Saltz, Shamis, & Goldfarb

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
May 13, 2005

FERRO CORPORATION BARGAINING UNIT 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,	
	2004	2003
ASSETS		
Investments, at fair value:		
Master Trust		
Investment in Master Trust	$ **4,652,156**	$ 378,480
Receivable pending sales of investments	**-**	3,178,314
Participant loans receivable	**306,668**	250,752
NET ASSETS AVAILABLE FOR BENEFITS	$ **4,958,824**	$ 3,807,546

See accompanying notes to financial statements.

FERRO CORPORATION BARGAINING UNIT 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED DECEMBER 31,	
	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividends	$ **93,126**	$ 77,132
Net appreciation in fair value of investments	**270,076**	454,018
Total investment income	**363,202**	531,150
Contributions		
Employer	**394,220**	341,733
Participants	**636,801**	544,721
Total contributions	**1,031,021**	886,454
Total additions	**1,394,223**	1,417,604
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid to participants	**242,862**	251,450
Miscellaneous	**83**	-
Total deductions	**242,945**	251,450
Net increase	**1,151,278**	1,166,154
Net assets available for benefits:		
Beginning of year	**3,807,546**	2,641,392
End of year	$ **4,958,824**	$ 3,807,546

See accompanying notes to financial statements.

FERRO CORPORATION BARGAINING UNIT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - Description of the plan

The following is a brief description of the Ferro Corporation Bargaining Unit 401(k) Plan (Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering certain domestic employees of participating divisions of Ferro Corporation (Company) who have met their respective division's eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan was amended January 1, 2002 for GUST and EGTRRA.

Contributions
The Plan allows participants to make pretax contributions in an amount up to 40% of eligible compensation, subject to certain limitations. Based on the number of hours worked or paid, certain participants in the 401(k) plan are eligible to receive Company contributions. The Company makes a contribution to the eligible employee's plan account each pay period based upon provisions of the Plan, regardless of whether or not the employee has made a contribution to the plan.

Company contributions are invested according to participant investment elections for pretax contributions. However, if an employee does not make contributions to the Plan and has not made investment elections, the Company contributions will be invested in the Stable Income Fund.

Catch-up contributions of $3,000 in 2004 and $2,000 in 2003 can be made by participants who will be age 50 by December 31 of that calendar year. Participants must maximize contributions under the Plan in order to be eligible for catch-up contributions (either by contributing 40% or by reaching the pretax IRS limit of $13,000 in 2004 and $12,000 in 2003).

Forfeitures
Forfeitures of the nonvested portion of the Company's contributions are reallocated to other plan participants. The amount of forfeitures was $4 and $0 for 2004 and 2003, respectively.

Investment funds - 2004
At the end of 2003 the plan assets, with the exception of the Company Stock Fund, were liquidated and invested in new funds during 2004. There are a total of thirteen investment portfolios offered under the Ferro Corporation Defined Contribution Master Trust held by JPMorgan Chase Bank. The Master Trust is comprised of thirteen investment funds, each with varying degrees of risk. The participants allocate contributions among the funds and, at their discretion, change their allocation percentages at any time.

A brief description of each investment fund follows:

NOTE A - Description of the plan

The *Company Stock Fund* is comprised principally of investments in Ferro Corporation common stock. The objective is being a shareholder in the Company and producing long-term growth and current income. Effective January 1, 2005, the Company Stock Fund was frozen to new investments; no new contributions or transfers are permitted into the Company Stock Fund. Funds already invested in the Company Stock Fund may remain invested.

The *American Century Stable Asset Fund* is a trust established by SEI Trust Company and is comprised of high quality, stable value investment contracts issued by insurance companies, banks, and other financial institutions; units of collective investment trusts with investment objectives and assets similar to this Trust; and managed portfolios of fixed income instruments. The objective is to earn current income that is relatively consistent over time, while preserving capital through a broadly diversified high quality portfolio.

The *PIMCO Total Return Fund* is a traded mutual fund that seeks total return consistent with preservation of capital. It invests primarily in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *American Century Strategic Allocation: Conservative* is a traded mutual fund that is an asset-allocation fund that invests in a diversified mix of stocks, bonds, and money market instruments. The fund seeks regular income and moderate long-term growth. It has a target mix of 45% equity securities, 45% fixed-income securities, and 10% cash.

The *American Century Strategic Allocation: Moderate* is a traded mutual fund that is an asset-allocation fund that invests in a diversified mix of stocks, bonds, and money market instruments. The fund seeks long-term capital growth with a small amount of income. It has a target mix of 63% equity securities, 31% fixed-income securities, and 6% cash.

The *American Century Strategic Allocation: Aggressive* is a traded mutual fund that is an asset-allocation fund that invests in a diversified mix of stocks, bonds, and money market instruments. The fund seeks long-term capital growth with a small amount of income. It has a target mix of 78% equity securities, 20% fixed-income securities, and 2% cash.

The *American Funds Washington Mutual Investors Fund* is a traded mutual fund that seeks to provide current income and the opportunity for growth of principal consistent with sound common-stock investing. The fund invests in stocks that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. The fund may not invest in companies that derive their primary revenues from alcohol or tobacco.

The *Barclays Equity Index Fund* is a commingled fund seeking to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

NOTE A - Description of the plan

The *American Funds - The Growth Fund of America* is a traded mutual fund that seeks to provide growth of capital. It invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

The *Barclays Extended Equity Market Fund* is a commingled fund seeking to earn high returns that reflect the growth of the companies that make up its benchmark, the Extended Market Index. This is a custom benchmark, which consists of most non-S&P 500 common stocks that are publicly traded, and is very similar to the Wilshire 4500 Index.

The *Artisan Mid Cap Fund* is a traded mutual fund that seeks long-term capital growth through a diversified portfolio of mid-sized companies that exhibit franchise characteristics.

The *American Century Small Company Fund* is a domestic equity growth and income fund seeking long-term capital growth by investing primarily in common stocks of small companies. Typically, this traded mutual fund consists of stocks of companies that, at the time of investment, have a market capitalization not greater than that of the largest company in the S&P Small Cap 600.

The *American Funds EuroPacific Growth Fund* is a traded mutual fund whose investment objective is to provide long-term growth of capital. Normally, the fund will invest at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin.

Investment funds – 2003

In 2003, plan assets were invested in eleven investment portfolios offered under the Ferro Corporation Defined Contribution Master Trust held by Mellon Bank, N.A. (Trustee). The Master Trust was comprised of eleven investment funds, each with varying degrees of risk. The participants could allocate contributions among the funds and, at their discretion, change the allocation percentages at any time.

The *Company Stock Fund* was comprised principally of investments in Ferro Corporation common stock (Common Stock). The objective was being a shareholder in the Company and producing long-term growth and current income.

The *Stable Income Fund* was comprised principally of guaranteed interest contracts through purchases of units in the Amvescap Stable Value Fund. The objective was to provide steady rates of return.

The *Equity Index Fund* was comprised principally of investments made in the Vanguard Institutional Index Fund, a traded mutual fund that duplicates the performance of the S&P 500. The objective was to produce long-term growth.

NOTE A - Description of the plan

The *Capital Appreciation* Fund was comprised principally of investments made in the PIMCO Mid Cap Growth Institutional Fund, a traded mutual fund that invested in stocks of small to mid-sized companies to produce long-term growth.

The *Conservative Growth Fund* was comprised primarily of the Vanguard LifeStrategy Conservative Growth Fund, a traded mutual fund. The Fund sought a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

The *Moderate Growth Fund* was comprised principally of the Vanguard LifeStrategy Moderate Growth Fund, a traded mutual fund. The Fund sought a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

The *Growth Fund* was comprised primarily of the Vanguard LifeStrategy Growth Fund, a traded mutual fund. The Fund sought long-term growth of capital and income by investing in four Vanguard funds.

The *International Fund* was comprised primarily of the Putnam International Growth Cl A Fund, a traded mutual fund. The Fund sought the growth of capital through investments in the stocks of companies located outside of the United States.

The *Small Cap Fund* was comprised principally of investments made in the SAFECO Growth Opportunities A Fund, a traded mutual fund. The fund invested in smaller companies to produce long-term growth and current income.

The *Global Equity Fund* was comprised principally of investments made in the Janus Worldwide Fund, a traded mutual fund. The fund invested in a broad selection of domestic and foreign stocks to produce long-term growth and current income.

The *Bond Fund* was comprised principally of investments made in the AXP Bond Fund Y, a traded mutual fund. The fund invested in bonds with the objective of providing steady rates of return.

Vesting
Participants are immediately vested in their voluntary contribution plus any earnings accrued thereon. The Company's contribution is 100% vested after an employee completes two years of service. An employee who does not have two years of service is not vested in Company contributions. Upon death or permanent disability, participants' interests in employer contributions become fully vested.

NOTE A - Description of the plan

Withdrawals
Aside from normal retirement distributions, pretax savings may be withdrawn only upon attainment of age 65. Effective June 18, 2000, aside from normal retirement distributions and withdrawal after achieving age 59-1/2, pretax savings may be withdrawn only for reasons of extreme financial hardship, as defined under federal law. The minimum that can be withdrawn is $500 or the available amount, whichever is less.

Participant loans
Participants are eligible to borrow from $500 up to the lesser of (a) 50% of the value of their vested account balance (including Company contributions) or (b) $50,000 less the highest aggregate outstanding loan balance during the last 12 months. Loans may be made for any reason while the participant works for the Company. The interest rates are based on the prime rate in effect at the date of origination of the loan and range from 4.00% to 9.50%. The employee can only have one outstanding loan at a time.

Plan expenses
During 2004 and 2003, the Company paid administrative expenses of the Plan. Investment transfer fees, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

NOTE B - Summary of significant accounting polices

Basis of presentation
The financial statements of the Plan are prepared using the accrual basis of accounting.

Investments
In 2004, investments in the Company Stock Fund, the PIMCO Total Return Fund, the American Century Strategic Allocation Funds (3), the American Funds Washington Mutual Investors Fund, the Barclays Equity Index Fund, the American Funds - The Growth Fund of America, the Barclays Extended Equity Market Fund, the Artisan Mid Cap Fund, the American Century Small Company Fund, and the American Funds EuroPacific Growth Fund were held in trust by JPMorgan Chase Bank, the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the American Century Stable Asset Fund was also held in trust by the Trustee and is represented by units in this fund which invests primarily in stable value investment contracts.

NOTE B - Summary of significant accounting polices

Investments

In 2003, investments in the Company Stock Fund, the Equity Index Fund, the Capital Appreciation Fund, the Small Cap Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Global Equity Fund, and the Bond Fund were held in trust by Mellon Bank, N.A., the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the Stable Income Fund was also held in trust by the Trustee and is represented by units in the Amvescap Stable Value Fund, which invests primarily in guaranteed interest contracts. The investment in the Stable Income Fund was valued at the underlying contract value as such contracts are fully benefit-responsive.

Participant loan receivables are valued at cost which approximates fair value. Cost for all investments is based on the purchase price of assets held. Purchases and sales of securities are recorded on a trade-date basis.

Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds.

At December 31, 2004 and 2003, all of the Plan's assets were in the Master Trust, which was established for the investment of assets of the Plan and the Ferro Corporation Savings and Stock Ownership Plan. Each participating retirement plan had an undivided interest in the Master Trust. The assets of the Master Trust were held by the Trustee. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 2.5% and 1.9%, respectively. Investment income, investment expenses, administrative expenses, and appreciation (depreciation) in fair value relating to the Master Trust are allocated to the individual plan's total assets.

At December 31, 2003 the specific investments previously held by the Master Trust were liquidated, with the exception of the Company stock fund, in preparation for the transfer of funds to J.P. Morgan in January 2004.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C - Investments

The following table presents the fair value of the Master Trust at December 31, 2004 and 2003:

	2004	2003
Mutual funds:		
American Century Strategic Alloc: Conservative	$ 2,630,468	$ -
American Century Strategic Alloc: Moderate	13,907,486	-
American Century Strategic Alloc: Aggressive	4,867,950	-
American Century Small Company	12,908,053	-
American Century Stable Asset	28,272,168	-
Artisan Mid Cap	3,271,369	-
BGI – Equity Index Fund Q	35,414,724	-
BGI – Extended Equity Mrkt D	13,728,663	-
PIMCO Total Return	8,509,189	-
American Fund Euro Pacific Growth R4	9,683,889	-
American Fund Growth Fund of America R4	1,579,750	-
American Fund Washington Mutual Inv. Fund R4	1,592,399	-
Interest-bearing cash	-	949,536
Company Common Stock	21,339,108	27,377,659
Company Convertible Preferred Stock	30,076,713	42,671,393
Receivable pending sale of investments	-	115,468,112
Dividends receivable	-	109,309
	$ 187,781,929	$ 186,576,009

NOTE C - Investments

The following table presents investment income of investments in the Master Trust for the years ended December 31, 2004 and 2003:

	2004	2003
Dividends and interest	$ 4,915,109	$ 5,573,841
Net appreciation (depreciation) in fair value of investments:		
Mutual Funds	4,760,583	15,063,009
Common/ Collective Fund	5,674,245	-
Company Common Stock	(4,047,614)	5,423,437
Company Convertible Preferred Stock	(5,943,610)	1,012,728
Net investment income	$ 5,358,713	$ 27,073,015

NOTE D - Plan termination

Ferro Corporation has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of such termination, each participant will receive 100% of the amounts contributed to the Plan and earnings thereon, and the vested amount of the Company's matching contributions.

NOTE E - Federal income taxes

The Plan obtained its latest determination letter on January 9, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F - Subsequent event

The market value of Ferro company stock in the Plan decreased in value by approximately $71,000 as of May 13, 2005 from the value reported at December 31, 2004.

FERRO CORPORATION BARGAINING UNIT 401(K) PLAN
EIN# 34-0217820
PLAN NUMBER 036

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value at December 31, 2004
	Participant Loans	Loans (4.00% - 9.50%)	**$ 306,668**
	Total Investments		**$ 306,668**

Note: No other investments have been reported here as they are held within the Master Trust.